EXHIBIT 99.1

April 8, 2020

Avino Defers Annual Meeting of Shareholders

Until August 27, 2020

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") announces that after careful consideration and amid COVID-19 concerns, it has decided to defer its 2020 Annual Shareholders Meeting, which is normally held in May. The Company is currently exploring moving its meeting to an online platform and plans to hold the Annual Shareholders Meeting later in the year.

This was not a decision taken lightly, and the Company would like to ensure that collectively we are doing our part during this pandemic, and our main concern is to keep our employees and shareholders safe and well.

Considering the above, the Board has set August 27, 2020 as the new date for the Annual Shareholders Meeting. Shareholders as of record of  July 13, 2020 will be receiving information regarding the items to be presented at the meeting.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.